EXHIBIT 11.1

SMARTIRE SYSTEMS INC.

COMPUTATION OF LOSS PER SHARE

The Company's financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

	Year Ended July 31, 2003	Year Ended July 31, 2002
($000's except per share data)
Net loss in accordance with GAAP	$(9,915)	$(6,829)
Weighted average number of common shares	26,771,427	16,743,977
Diluted weighted average number of shares	26,771,427	16,743,977
Basic and diluted loss in accordance with United States GAAP	$(0.37)	$(0.41)